Exhibit 19

Insider Trading Policy
Purpose
This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of Magnera Corporation (the “Company”) and the handling of confidential information about the Company and the companies with which the Company does business. The Company’s Board of Directors has adopted this Policy to promote compliance with federal and state securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.
Persons Subject to the Policy
This Policy applies to all officers of the Company and its subsidiaries, all members of the Company’s Board of Directors and all employees of the Company and its subsidiaries. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants, who have access to Material Nonpublic Information. This Policy also applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy, as described below.
Transactions Subject to the Policy
This Policy applies to transactions in the Company’s securities (collectively referred to in this Policy as “Company Securities”), including, but not limited to, the Company’s common stock, options to purchase common stock, preferred stock, debt securities and warrants, or any other type of securities that the Company may issue, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s Securities. Transactions subject to this Policy include purchases, sales and bona fide gifts of Company Securities. However, transactions in mutual funds that are invested in Company Securities are not transactions subject to this Policy.
Individual Responsibility
Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of Material Nonpublic Information. Persons subject to this Policy are responsible for making sure that they comply with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of Material Nonpublic Information rests with that individual, and any action on the part of theCompany, the General Counsel or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violations.”

Statement of Policy

It is the policy of the Company that no director, officer or other employee of the Company (or any other person designated by this Policy or by the General Counsel as subject to this Policy) who is aware of Material Nonpublic Information relating to the Company may, directly, or indirectly through family members or other persons or entities:

1.
Engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings “Transactions Under Company Plans” and “Rule 10b5-1 Plans;”

2.
Recommend the purchase or sale of any Company Securities;

3.
Disclose Material Nonpublic Information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

4.
Assist anyone engaged in the above activities.
In addition, it is the policy of the Company that no director, officer or other employee of the Company (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of Material Nonpublic Information about a company with which the Company does business, including a customer, supplier or competitor of the Company, may trade in that company’s securities until the information becomes public or is no longer material. It is also the policy of the Company that the Company will not engage in transactions in the Company’s Securities while aware of Material Nonpublic Information relating to the Company or the Company’s Securities, except in the event such transactions are carried out pursuant to Rule 10b5-1 or as otherwise permitted under the Exchange Act.
There are no exceptions to this Policy, except as specifically noted herein. Transactions for no consideration, transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

Definition of “Material Nonpublic Information”
Material Information. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. Determining whether information is material is not always straightforward; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:
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Projections of future earnings or losses, or other earnings guidance;
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Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
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A pending or proposed merger, acquisition or tender offer;
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A pending or proposed acquisition or disposition of a significant asset;
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Pending or threatened significant litigation, or the resolution of such litigation;
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A pending or proposed joint venture;
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A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
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Bank borrowings or other financing transactions out of the ordinary course;
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The establishment of a repurchase program for Company Securities;
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A change in the Company’s pricing or cost structure;
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A change in management;
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The gain or loss of a significant customer or supplier;
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Development of a significant new product, process, or service;
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Significant disruptions to operations;
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Major marketing changes;
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A Company restructuring;
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Significant related party transactions; and
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A change in auditors or notification that the auditor’s reports may no longer be relied upon.

When Information is Considered Public. Information that is not generally known by or available to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones “broad tape,” newswire services, publication in a widely-available newspaper, magazine or news website, or public disclosure 4 documents filed with the United States Securities and Exchange Commission (“SEC”) that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors.
Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after the second business day after the day on which the information is released, provided that the first public announcement of earnings for a quarter or year shall be considered fully absorbed as described below in the section entitled “Quarterly Trading Restrictions.” If, for example, the Company were to make an announcement after the close of markets on a Monday, you should not trade in Company Securities until markets open on Thursday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific Material Nonpublic Information.
Transactions by Family Members and Others
This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college/university, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as “Family Members”). You are responsible for the transactions of Family Members and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by, or related to you or your Family Members.
Transactions by Entities that You Influence or Control
This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

Short-Term Trading
Short-term trading of Company Securities may be distracting to the person and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. In addition, directors and officers are subject to short swing profit forfeiture for purchases and sales (or sales and purchases) within a six (6)-month period. For these reasons, any director or officer of the Company who purchases Company Securities in the open market may not sell any Company Securities of the same class during the six months following the purchase (or vice versa).
Transactions under Company Plans
This Policy does not apply in the case of the following transactions, except as specifically noted:
Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock or restricted stock units (“RSUs”), or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or RSUs. The Policy does apply, however, to any market sale of restricted stock.
401(k) Plan. This Policy does not apply to purchases of Company Securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
Other Similar Transactions. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.
Special and Prohibited Transactions
The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It therefore is the Company’s policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider the Company’s preferences as described below:

Short Sales. Section 16(c) of the Securities Exchange Act of 1934 (the “Exchange Act”) prohibits officers and directors from engaging in short sales. In addition, short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited. (Short sales arising from certain types of hedging transactions are governed by the paragraph below captioned “Hedging Transactions.”)
Publicly-Traded Options. Given the relatively short term nature of publicly-traded options, transactions in options may create the appearance that a person subject to this Policy is trading based on Material Nonpublic Information and focus a director’s or officer’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the next paragraph below.)
Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange-traded funds. Such hedging transactions may permit a person subject to this Policy to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the person subject to this Policy may no longer have the same objectives as the Company’s other shareholders. Therefore, persons subject to this Policy are prohibited from engaging in any such transactions.
Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of Material Nonpublic Information or otherwise is not permitted to trade in Company Securities, persons subject to this Policy are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan. (Pledges of Company Securities arising from certain types of hedging transactions are governed by the paragraph above captioned “Hedging Transactions.”)
Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer or other employee is in possession of Material Nonpublic Information. The Company therefore discourages placing standing or limit orders on Company Securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined below under the heading “Additional Procedures.”

Administration of the Policy
The Company’s General Counsel, and in his/her absence, the Company’s Chief Financial Officer or another employee designated by the General Counsel, shall be responsible for administration of this Policy. All determinations and interpretations by the Company’s General Counsel, Chief Financial Officer or such designee shall be final and not subject to further review.
Additional Procedures
The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of Material Nonpublic Information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.
Pre-Clearance Procedures. Officers, directors and other persons designated by the General Counsel as being subject to these procedures, as well as the Family Members and Controlled Entities of such persons, may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the General Counsel. A request for pre-clearance should be submitted to the General Counsel in writing at least two (2) business days in advance of the proposed transaction. The General Counsel is under no obligation to approve a transaction submitted for preclearance and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then they should refrain from initiating any transaction in Company Securities and should not inform any other person of the denial. If permission to trade is given, the trade must be effected within five (5) business days unless otherwise agreed by the General Counsel. For the avoidance of doubt, a lack of response from the General Counsel shall never be deemed to be a preclearance permitting the proposed transaction; only a response approving such proposed transaction shall constitute a pre-clearance.
When a request for pre-clearance is made, the requestor should carefully consider whether they may be aware of any Material Nonpublic Information about the Company and should describe fully those circumstances to the General Counsel. The requestor should also indicate whether they have effected any non-exempt “opposite-way” transactions within the past six (6) months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale. It is important not to confuse pre-clearance of transactions with the broader prohibition on trading when you are in possession of Material Nonpublic Information. Regardless of whether you have received pre-clearance for a transaction or whether a trading window is open or closed, you may not trade in Company Securities if you are in actual possession of Material Nonpublic Information about the Company.

Quarterly Trading Restrictions. Officers, directors or any other person designated by the General Counsel as subject to this restriction, as well as their Family Members or Controlled Entities (collectively, “Insiders”), may only conduct transactions in Company Securities during the “Window Period” that (i) begins on the second business morning following the first public release of quarterly or year-end earnings by the Company, and (ii) ends at the end of the day on the ninth day of the last month of the applicable fiscal quarter. For example, if the Company releases earnings at any time on a Wednesday, a Window Period will open on the following Friday morning. A “No-Trade” period will begin on each March 10, June 10, September 10 and December 10. Any period of time that is outside of a Window Period is considered to be what is sometimes called a “Blackout Period.” Insiders may not conduct any transactions involving the Company’s Securities during a Blackout Period.
It is important to note that, even during a Window Period, you may not trade in Company Securities if you are aware of Material Nonpublic Information about the Company. Moreover, Insiders must preclear transaction in Company Securities with the General Counsel, even if they are made during a Window Period.
Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the General Counsel may not trade Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the General Counsel, designated persons should refrain from trading in Company Securities even sooner than the typical Blackout Period described above. In that situation, the General Counsel may notify these persons that they should not trade in Company Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole and should not be communicated to any other person. Even if the General Counsel has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of Material Nonpublic Information. Exceptions will not be granted during an event-specific trading restriction period.
Rule 10b5-1 Plans
Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Section 10(b) of the Exchange Act and Rule 10b-5. In order to be eligible to rely on this defense, a person must enter into a binding contract, give an instruction or adopt a written plan to effect transactions in Company Securities that meets the conditions specified in Rule 10b5-1(c) (a “Rule 10b5-1 Plan”). If the Rule 10b5-1 Plan meets the requirements of Rule 10b5-1(c) and has been approved by the General Counsel, transactions executed pursuant to the Rule 10b5-1 Plan are not subject to the requirements of this Policy. In general, a Rule 10b5-1 Plan must be entered into during a Window Period when the person entering into the Rule 10b5-1 Plan is not aware of Material Nonpublic Information. Once the Rule 10b5-1 Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the date of the trade. The Rule 10b5-1 Plan must either specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Any Rule 10b5-1 Plan must be submitted for approval five (5) days prior to the entry into the Rule 10b5-1 Plan. For the avoidance of doubt, a lack of response from the General Counsel shall never be deemed to be an approval of a Rule 10b5-1 Plan; only a response approving such proposed Rule 10b5-1 Plan shall constitute approval.
Regulation Blackout Trading Restriction
Directors and Section 16 officers may be subject to trading blackouts pursuant to Regulation Blackout Trading Restriction (“Regulation BTR”) under the federal securities laws. In general, and with certain limited exemptions, Regulation BTR prohibits any director or Section 16 officer from engaging in certain transactions involving Company Securities during periods when participants are prevented from purchasing, selling or otherwise acquiring or transferring an interest in certain securities held in individual account plans. Regulation BTR encompasses a variety of pension plans, including Section 401(k) plans, profit-sharing and savings plans, stock bonus plans and money purchase pension plans. Any profits realized from a transaction that violates Regulation BTR are recoverable by the Company, regardless of the intentions of the director or Section 16 officer effecting the transaction. In addition, individuals who engage in such transactions are subject to sanction by the SEC, as well as potential criminal liability. The Company will notify directors and Section 16 officers if they are subject to a blackout trading restriction under Regulation BTR. Failure to comply with an applicable trading blackout in accordance with Regulation BTR is a violation of law and this Policy.
Post-Termination Transactions
This Policy continues to apply to transactions in Company Securities even after a person’s termination of service to the Company. If individuals are in possession of Material Nonpublic Information when their service terminates, they may not trade in Company Securities until that information has become public or is no longer material.
Consequences of Violations
The purchase or sale of securities while aware of Material Nonpublic Information, or the disclosure of Material Nonpublic Information to others who then trade in Company Securities, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys, and state enforcement authorities, as well as the laws of foreign jurisdictions. Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.
In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the individual’s failure to comply results in a violation of law. A violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

Company Assistance
Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the General Counsel, who can be reached by telephone at +01 717-659-0628 or by e-mail at generalcounsel@magnera.com.
Certification
All persons subject to this Policy must certify their understanding of, and intent to comply with, this Policy by signing and returning the Certification on the following page to the designee of the General Counsel.
Approved by the Board of Directors on December 12, 2013; amended on September 22, 2023 and November 4, 2024.